330 Madison Avenue, New York, NY 10017 T 212 297 3600 F 212 557 7839 artioglobal.com

September 21, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Artio Global Investors Inc. (the “Company”)
Registration Statement on Form S-1
Registration No. 333-149178

Dear Sir/Madam,

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Standard Time on September 23, 2009 or as soon thereafter as is practicable.  By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARTIO GLOBAL INVESTORS INC.

By:	/s/ Glen Wisher
	Name:	Glen Wisher
	Title:	President

By:	/s/ Francis Harte
	Name:	Francis Harte
	Title:	Chief Financial Officer